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                                                               Exhibit (a)(1)(J)

FOR IMMEDIATE RELEASE

8 September 2000

PEARSON PLC COMPLETES TENDER OFFER FOR SHARES OF NATIONAL COMPUTER SYSTEMS, INC.

Pearson plc, the international media company, announced today the successful completion of its cash tender offer for all of the outstanding shares of National Computer Systems (NCS).

The depositary for the offer, ChaseMellon Shareholder Services, L.L.C., has advised Pearson that some 31,054,446 shares (including some 1,459,792 shares tendered by guaranteed delivery), or 94.76% of the shares, had been validly tendered and not withdrawn prior to the expiration of Pearson's tender offer at 12:00 midnight, New York City time on September 7, 2000. Pearson has accepted for payment all shares validly tendered and not withdrawn prior to the expiration of the tender offer.

Pearson plans to promptly effect a "short form" merger at the same $73 per share offered in the tender offer under which it will acquire 100% ownership of National Computer Systems.

For more information:

John Fallon       Pearson plc       Tel: +44(0) 207 411 2310

NOTE TO EDITORS

On July 31, Pearson announced its plans to acquire NCS for $2.5 billion and merge NCS with Pearson Education to create the world's leading integrated education company. For more information about Pearson, go to www.pearson.com.